FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 2, 2010	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Reports Third Quarter Financial Results

Tokyo, February 2, 2010—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2010.

Nomura reported its third straight quarter of profit, booking increased revenues and income in both its retail and wholesale operations. Net revenue for the third quarter was 274.5 billion yen (US$2.95 billion)1, pretax income was 18 billion yen (US$193 million), and net income attributable to Nomura Holdings was 10.2 billion yen (US$110 million).

For the fiscal year to date, net revenue was 872.9 billion yen (US$9.38 billion), pretax income was 76.7 billion yen (US$824 million), and net income attributable to Nomura Holdings was 49.4 billion yen (US$531 million).

Pursuant to its dividend policy, Nomura confirmed today that dividends for the fiscal year ending March 31, 2010, will be paid semi-annually (on record dates September 30 and March 31) and that Nomura will forgo dividend distribution for the period ending December 31, 2009.

“We were profitable for the third straight quarter, booking increased revenues and net income in both the retail and wholesale businesses,” said Nomura president and CEO Kenichi Watanabe.

“Our Retail division focused on providing customers with consulting services and capitalized on a rise in public offerings, while also achieving growth in purchases of investment trusts. Although revenues in Global Markets were sluggish due to reduced investor activity, Investment Banking returned to profit for the first time in six quarters on the back of the rise in public offerings. Overall, our wholesale platform continued to build momentum during the third quarter. Asset Management also continued to deliver steady returns.”

During the third quarter, Nomura raised 435 billion yen in common equity and 1 billion euros from a senior unsecured note issuance, giving it a capital ratio under Basel II of 25 percent at the end of December and a Tier 1 capital ratio of 17.8 percent, both of which are preliminary figures.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 93.08 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Commenting on Nomura’s robust financial position, Watanabe said: “We raised additional capital during the quarter, further strengthening our capital base, and continued building out our US operations. We remain focused on returning to profit on a full year basis by providing higher quality services to our clients and further enhancing our growing global platform.”

As of December 31, 2009, Nomura had total assets of 29.8 trillion yen, shareholders’ equity of 2.11 trillion yen, gross leverage of 14.1 times, and adjusted leverage of 8.7 times.

Retail

Net revenue in Retail was 104.3 billion yen and pretax income was 35.2 billion yen. Retail continued to focus on providing consulting services and recorded total purchases of 3.5 trillion yen for the quarter. Subscriptions for Japanese equities increased markedly during the third quarter. Nomura also maintained its dominant position in the investment trust market and saw an increase in Retail client assets of 2.1 trillion yen from the prior quarter to 71 trillion yen.

Global Markets

Global Markets booked net revenue of 163.9 billion yen in the third quarter and 33.1 billion yen in pretax income. In Global Equities, Nomura ranked number one on the Tokyo and London stock exchanges and saw a sharp increase in trading volume in India and Malaysia, new markets where Nomura has received stock broking licenses. In January, the Australian Securities Exchange admitted Nomura as a market participant.

In Global Fixed Income, Nomura has built up its US fixed income operations around four main products (rates, securitized products, credit, and forex) and is currently experiencing substantial growth in trading volumes.

Investment Banking

Investment Banking booked net revenue of 44.5 billion yen and pretax income of 16.3 billion yen, returning to profit for the first time in six quarters. Nomura advised on many of the high-profile equity finance deals in Japan during the quarter, and topped the Japan-related ECM, DCM, and M&A league tables2.

In addition to its dominant position in Japan, Nomura acted as joint bookrunner on the IPO of Maxis, Malaysia’s leading mobile communications service provider, and sole bookrunner for a convertible bond issue by Tata Power, the largest domestic private utility player in India.

[2]	Source: Thomson Reuters

Overall wholesale net revenue, the total of Global Markets and Investment Banking, was 208.3 billion yen, while wholesale pretax income increased 34 percent from the prior quarter to 49.4 billion yen.

Merchant Banking

Merchant Banking continued to raise the value of its investee companies during the quarter and booked net revenue of 1.8 billion yen and a pretax loss of 900 million yen.

Asset Management

Net revenue in Asset Management was 17.2 billion yen and pretax income was 4.1 billion yen. Nomura Asset Management, which celebrated its 50th anniversary on December 1, maintained its industry-leading position in the Japanese market for publicly offered investment trusts with a market share of 20.8 percent. Internationally, Asset Management saw a significant increase in overseas investment advisory assets under management from areas including Asia, Islamic markets, and Europe.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.